Filed by BAE Systems plc
Filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Companies: European Aeronautic Defence & Space Company N.V. and BAE Systems plc
Commission File Nos.: 132-02764 and 132-02763
            Date: 19 September 2012

Note: The filing of this announcement under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

NOT FOR RELEASE OR PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF ANY JURISDICTION.

VOTING RIGHTS AND CAPITAL

In accordance with Rule 2.10 of The City Code on Takeovers and Mergers, BAE Systems plc ("the Company") announces that as at close of business on 17 September 2012, excluding 337,962,329 ordinary shares of 2.5 pence each held in Treasury, the issued share capital of the Company comprised 3,249,631,705 ordinary shares of 2.5 pence each with ISIN Number GB0002634946.

BAE Systems plc has a Level 1 sponsored American Depositary Receipt programme, under which ordinary shares of 2.5 pence each are traded in the form of American Depositary Shares on an OTC basis. The ordinary shares of 2.5 pence each traded in the form of American Depositary Shares with ISIN Number US05523R1077, on a ratio of 4 ordinary shares to 1 American Depositary Shares, are included within the total set out above.

Disclosure requirements of the Code

As dual listed company structures are subject to the Takeover Code, BAE Systems plc is now in an offer period as defined by the Takeover Code. Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of BAE Systems or of EADS must make an Opening Position Disclosure following the commencement of the offer period. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of BAE Systems and EADS. An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period on 12 September 2012. Relevant persons who dealt in the relevant securities of BAE Systems or EADS prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of BAE Systems or EADS must make a Dealing Disclosure if the person deals in any relevant securities of BAE Systems or EADS. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of BAE Systems and EADS, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of BAE Systems or EADS, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by BAE Systems and EADS and Dealing Disclosures must also be made by BAE Systems, EADS and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

Notice to US Investors

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities in the United States. The securities referred to herein may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the “Securities Act”) or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus satisfying applicable requirements that may be obtained from EADS or BAE Systems, as applicable, and that will contain detailed information about EADS and BAE Systems and their respective management, as well as financial statements. To the extent an exemption from registration under the Securities Act is not available for any offering of securities by either EADS or BAE Systems, such offering will be registered under the Securities Act. If and when the parties enter into a definitive agreement, transaction documents will be made available to EADS and BAE Systems shareholders by EADS and BAE Systems and, if required, will either be furnished to or filed with the SEC. Holders of BAE Systems securities or of EADS securities who are US persons or who are located in the United States are urged to read such documents if and when they become available before they make any decision with respect to any combination transaction. If such documents are furnished or filed with the SEC, they will be available free of charge at the SEC's web site at www.sec.gov. Nothing in this document shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the Securities Act may ever occur in connection with the possible business combination transaction described herein.